SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April 2008
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

Bovespa (São Paulo) NYSE (New York)	AMBV4 - Preferred AMBV3 - Common ABV - Preferred ABVc - Common

AMBEV ANNOUNCES THE TRANSFER OF THE “CINTRA” BRANDS AND DISTRIBUTION ASSETS

São Paulo, May 21, 2008 - Companhia de Bebidas das Américas - AmBev (“AmBev”) [BOVESPA: AMBV4, AMBV3; and NYSE: ABV, ABVc] announced that today it entered into an agreement with Schincariol pursuant to which the Cintra brands were transferred for R$ 16,600,000.00, and Cintra’s distribution assets were transferred for R$ 22,400,000.00. The transaction also involved the transfer to Schincariol of the distribution agreements related to the Cintra brands.

The Companies

AmBev is the largest brewer in Brazil and in South America through its beer brands Skol, Brahma and Antarctica. AmBev also produces and distributes soft drink brands such as Guaraná Antarctica, and has franchise agreements for Pepsi soft drinks, Gatorade and Lipton Ice Tea.

For additional information, please contact the Investor Relations Department:

Michael Findlay	Myriam Bado
+55 11 2122-1415	+55 11 2122-1414
ir@ambev.com.br WWW.AMBEV-IR.COM

Our investor web site has additional Company financial and operating information, as well as transcripts of conference calls. Investors may also register to automatically receive press releases by email and be notified of Company presentations and events.

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, Company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica - CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur.  The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors.  Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 21, 2008

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ Graham Staley
Graham Staley Chief Financial Officer and Investor Relations